Exhibit 99.3

SAFE-T GROUP LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and a Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Safe-T Group Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s counsel’s offices at 28 Ha’Arbaa, Hagag Tower, North Building, 34th floor, Tel Aviv, Israel, on December 19, 2022, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SAFE-T GROUP LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 19, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.

To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
2a	To re-appoint Mr. Chen Katz as Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b	To appoint Mr. Avi Rubinstein as Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To Change the Company’s name as specified in the Proxy Statement and to amend and restate the Company’s Amended Articles of Association to reflect the same.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an increase of the maximum annual bonus to the Company’s chief executive officer. Mr. Shachar Daniel, for the year 2022, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

*	If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4

5.	To approve an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors shall be intitled to, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To grant Mr. Yehuda Halfon, Ms. Rakefet Remigolski, Mr. Moshe Tal and Mr. Avi Rubinstein, options to purchase Ordinary Shares of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To grant Mr. Chen Katz options to purchase Company’s Ordinary Shares, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.	To grant Mr. Shachar Daniel options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 8?*

*	If you do not indicate a response YES for this item 8a, your shares will not be voted for Proposal No. 8.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 8

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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